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Exhibit 21.1

List of Subsidiaries of
Thompson Creek Metals Company Inc.

Entity	Jurisdiction of Organization
Blue Pearl Mining Inc.	British Columbia
Cyprus Thompson Creek Mining Company	Nevada
Highlands Ranch, LLC	Colorado
Langeloth Metallurgical Company LLC	Colorado
Long Creek Mining Company	Nevada
Mt. Emmons Moly Company	Colorado
Thompson Creek Metals Company USA	Colorado
Thompson Creek Mining Co.	Colorado
Thompson Creek Mining Ltd.	Yukon
Thompson Creek UK Limited	United Kingdom

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List of Subsidiaries of Thompson Creek Metals Company Inc.